United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934


                         For the month of July 1, 2002


                               ICICI Bank Limited
                (Translation of registrant's name into English)

                             4th floor, South Tower
                                 ICICI Towers,
                              Bandra-Kurla Complex
                             Mumbai, India 400 051
                    (Address of principal executive office)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F X              Form 40-F __


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

                    Yes __                   No. X


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b).

                                Not applicable.

                               INDEX TO EXHIBITS

Item

1.   Press release dated July 1, 2002

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated:  July 1, 2002


                                          ICICI Bank Limited


                                          By: /s/ Nilesh Trivedi
                                              ----------------------------------
                                              Name:  Nilesh Trivedi
                                              Title: Assistant Company Secretary

[LOGO] IClCl Bank Limited                                   IClCl Bank Limited
                                                            IClCl Bank Towers
                                                            Bandra Kurla Complex
                                                            Mumbai 400 051


News Release                                                       July 01, 2002


           ICICI Bank acquires Shimla and Darjeeling Branches from
                       Standard Chartered Grindlays Bank

ICICI Bank, the country's largest private sector bank today announced that it has acquired two bank branches located in the popular tourist towns of Shimla and Darjeeling respectively, from Standard Chartered Grindlay's Bank. The acquisition marks the foray of IC1CI Bank in the two towns.

The inclusion of these branches takes ICICI Bank's distribution network to 409 branches and extension counters and 1042 ATMs spread across the country. Said Ms. Chanda Kachhar, Executive Director, ICICI Bank, "This acquisition is a continuation of our strategy to expand our brand of technology banking across the country. Now, customers in Shimla and Darjeeling will have access to our inter-connected countrywide banking network enabling them 24-hour access to the Bank anywhere across the country. They will also have access to our comprehensive array of products all under one roof. Our presence here will also greatly facilitate ICICI Bank customers visiting these popular destinations."

Technology banking, which has been the Bank's key strength, will be evident in Darjeeling and Shimla. Both branches now have ATMs and will also provide Internet and Mobile banking in the coming months.

The branch in Shimla, housed in a landmark heritage property on the famous Mall Road, has been in operation since 1877. Currently, the branch has more than 3,000 retail accounts and a deposit base of Rs. 41 cRore. The Darjeeling branch is located on Laden-la Road, one of the prime commercial areas of the town. The branch has more than 3,500 retail accounts and a deposit base of Rs. 57 crore.


--------------------------------------------------------------------------------
Except for the historical information contained herein, statements in this News Release which contain words or phrases such As 'will', 'would', and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, un-certainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Theses risks and uncertainties include, but are not limited to our ability to obtain statutory and regulatory approvals and to successfully implement our strategy, as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. The Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

For further press queries please call Madhvendra Das at +91 22 - 653 6124 or email: madhvendra.das@icicibank.com.